

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 22, 2010

Maureen O'Connell
Chief Financial Officer
Scholastic Corporation
557 Broadway
New York, NY 10012

  Re: **Scholastic Corporation**
    Form 10-K for the fiscal year ended May 31, 2009
    File No. 000-19860

Dear Ms. O'Connell:

  We have reviewed the above referenced filing and have the following comments. Some of our comments request changes to disclosure in future filings. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. Our comments may also request information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

  Please file your response to our comments via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-K For the Year Ended May 31, 2009

Item 1 – Business, page 1

1. We note from your filing that you incur prepublication costs, royalty advances, and production costs. Please expand your disclosure here to discuss the aspects of your business operations that relate to these and other similar operating costs. For example, discuss that you pay advances to authors, why and how often you do so, and how this impacts your business.

Critical Accounting Policies, page 21
Royalty Advances

2. We note that the amounts reserved for royalty advances represent more than 50% of the gross balance. Please significantly expand your policy for determining the reserve related to royalty advances. Explain what is meant by "historical earndown experience" and also disclose whether there is a specific amount of time that lapses before you determine that an unpublished title is unlikely to be published. Please provide us with a copy of your intended revised disclosure.

Results of Operations, page 25

3. Given the significance of cost of goods sold to your results of operations, we believe you should expand your disclosure related to cost of goods sold to provide more discussion and analysis of the sub-categories of costs within it. In this regard, please consider revising to quantify, in tabular form, the major sub-categories of costs and expanding your written narrative to provide a corresponding analysis.

Summary of Significant Accounting Policies, page 45
Revenue Recognition, Trade

4. We note that revenue from the sale of books for distribution in the retail channel is recognized at the time of shipment or "when the product is on sale and available to the public." Please clarify for us and in your filing what this means, whether it changes the timing of revenue recognition, and how this point is determined.

Goodwill, page 47

5. Please tell us and disclose how you define your reporting units relating to goodwill.

Reserve for Unredeemed Credits, page 71

6. Please disclose how you account for credits issued in conjunction with your school-based book club and book fair operations as well as the associated reserve for unredeemed credits.

Management's Report on Internal Control Over Financial Reporting, page 76

7. We note your disclosure that your corporation's Chief Executive Officer and Chief Financial Officer concluded that the corporation's internal control over financial reporting was effective as of May 31, 2009. Please provide us with a

statement acknowledging that your *management* assessed the effectiveness of your internal control over financial reporting and concluded that such controls were effective as of May 31, 2009. In future filings, please revise your disclosure to clarify that the representations required by Item 308(a) of Regulation S-K are made by your management. Refer to Item 308(a)(1)-(3) of Regulation S-K.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in its filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Theresa Messinese at 202-551-3307 for questions regarding the financial statements and related matters, Michelle Lacko at 202-551-3240 for questions regarding Comment 7, or the undersigned at 202-551-3380 with any other questions.

Sincerely,

Lyn Shenk
Branch Chief